Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 19, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of
principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.	A news release dated February 6, 2007 entitled ‘Vodafone and Digicel Sign 3 Year Partnership Agreement’

2.	A news release dated February 7, 2007 entitled ‘Myspace Launches Exclusive Mobile Partnership with Vodafone’

3.	A news release dated February 8, 2007 entitled ‘Vodafone to offer New Ebay Mobile Service’

4.	A news release dated February 8, 2007 entitled ‘Vodafone UK and Orange UK Propose Radio Access Network Share’

5.	A news release dated February 9, 2007 entitled ‘Vodafone Announces Agreement to Launch YouTube Mobile’

6.	A news release dated February 12, 2007 entitled ‘Vodafone Live! to Offer Google™ Maps for Mobile Alongside Google Search’

7.	A news release dated February 12, 2007 entitled ‘Vodafone and Citigroup Announce Worldwide Mobile Financial Remittance Venture’

8.	A news release dated February 13, 2007 entitled ‘Vodafone Signs Handset Procurement Agreement with China’s ZTE’

9.	A news release dated February 13, 2007 entitled ‘Safricom & Vodafone Launch M-Pesa, a New Mobile Payment Service’

10.	A news release dated February 13, 2007 entitled ‘Vodafone and Yahoo! To Extend their Partnership in Europe’

11.	A news release dated February 13, 2007 entitled ‘Microsoft and Vodafone to Launch Enhanced Instant Messaging Service for PC and Mobile Use’

12.	Stock Exchange Announcement dated February 2, 2007 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated February 5, 2007 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated February 6, 2007 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated February 6, 2007 entitled ‘Vodafone Group Plc’

16.	Stock Exchange Announcement dated February 7, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

17.	Stock Exchange Announcement dated February 8, 2007 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated February 8, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

19.	Stock Exchange Announcement dated February 9, 2007 entitled ‘Transaction in Own Securities’

20.	Stock Exchange Announcement dated February 9, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

21.	Stock Exchange Announcement dated February 12, 2007 entitled ‘Transaction in Own Securities’

22.	Stock Exchange Announcement dated February 14, 2007 entitled ‘Transaction in Own Securities’

23.	Stock Exchange Announcement dated February 14, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

24.	Stock Exchange Announcement dated February 15, 2007 entitled ‘Transaction in Own Securities’

25.	Stock Exchange Announcement dated February 16, 2007 entitled ‘Transaction in Own Securities’

26.	Stock Exchange Announcement dated February 16, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

27.	Stock Exchange Announcement dated February 19, 2007 entitled ‘Transaction in Own Securities’

28.	Stock Exchange Announcement dated February 19, 2007 entitled ‘Tr-1(I): Notification of Major Interests in Shares’

29.	Stock Exchange Announcement dated February 21, 2007 entitled ‘Transaction in Own Securities’

30.	Stock Exchange Announcement dated February 22, 2007 entitled ‘Transaction in Own Securities’

31.	Stock Exchange Announcement dated February 23, 2007 entitled ‘Transaction in Own Securities’

32.	Stock Exchange Announcement dated February 28, 2007 entitled ‘Transaction in Own Securities’

VODAFONE AND DIGICEL SIGN 3 YEAR PARTNERSHIP AGREEMENT

Partnership Means Customers can seamlessly Access their Services as they Travel on Each Others’ Network and More Synergies between the Two Operators

FEBRUARY 6th, 2007 – LONDON, UK AND KINGSTON, JAMAICA: Vodafone and Digicel have announced today a partnership agreement to offer new roaming capabilities across Digicel’s markets in the Caribbean and Bermuda and Vodafone’s global network.  The agreement also extends to Digicel’s sister operation in Samoa.

In addition, under the terms of the agreement Vodafone and Digicel will become preferred roaming partners offering customers a seamless world-class mobile experience whilst they travel on each others’ network.

Both Vodafone and Digicel will market co-branded roaming capabilities, offering pre-paid and post-paid customers easy access to their voice mail and customer service using their standard short codes, as well as better value for both voice and data services. With some variation from market to market, initial services available will include Voice and GPRS Roaming services with plans in place to shortly include Top Up offerings.

For Digicel, which also has roaming agreements with 245 partners in 130 countries around the world, the partnership allows the company to expand the number of countries where it offers pre-paid roaming.

The companies will aim to work together to jointly develop innovative products and services as well as purchase handsets, creating cost benefits, greater value and more solutions for customers.  Vodafone and Digicel will co-operate in marketing and delivering mobile services to multi-national corporate customers.

Matthias Jungemann, Partner Markets Director at Vodafone, said, “Our agreement with Digicel means that Vodafone customers can now access their services while travelling across the Caribbean.  No other mobile operator can offer the kind of global footprint Vodafone now has for easy to use, great value roaming services.  Including Digicel, Vodafone’s branded roaming services will be now available in 81 countries.

“Given Digicel’s footprint in the region, the company was a clear choice as our preferred roaming partner for the Caribbean. We look forward to extending the benefits of this partnership, not only in delivering our innovative roaming capabilities, but also working together in how we can purchase smarter and how we can deliver a superior mobile service for multi-national corporate customers.”

CEO of Digicel Group, Colm Delves added, “Today is a very significant day for both Digicel and Vodafone and the first step of an exciting relationship. Our customers in the Caribbean and Bermuda will now have access to a wider spectrum of products and services especially when they travel abroad. With this partnership, we are once again bringing our markets to another level in terms of breadth and depth of service offering.”

He added, "Co-branding will further boost the brand reach of both partners globally. We are bringing together the Digicel and Vodafone names, which in turn will increase roaming traffic by gaining access to more international travellers."

- ends -

For further information :

Vodafone	Digicel Media Relations
Investor Relations	Maureen Rabbitt
Tel: +44 (0) 1635 664447	Tel: +1 (876) 361 2852 (Jamaica)

Media Relations
Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world's leading international mobile telecommunications group with equity interests in 25 countries across five continents with 198.6 million proportionate customers worldwide as at 31 December 2006 as well as 34 partner networks. For further information, please visit www.vodafone.com

About Digicel

Digicel is the fastest growing mobile operator in the Caribbean and new entrant to the Central American mobile market. Having launched in Jamaica in 2001, the company now has operations in 22 markets and 4 million customers with investments in the region exceeding US$ 1.5 billion.  For more information, please visit www.digicelgroup.com

MYSPACE LAUNCHES EXCLUSIVE MOBILE PARTNERSHIP
WITH VODAFONE

MySpace’s First European Mobile Partnership to offer MySpace Mobile on Vodafone

London and Newbury 7 February 2007.  MySpace.com, the world’s leading lifestyle portal, and Vodafone announced today an exclusive partnership to offer Vodafone customers a MySpace experience via their mobile phones.   The deal marks the first extension of Fox Interactive Media’s leading network of sites into the European mobile marketplace.

Launching first in the UK, the partnership will enable millions of Vodafone customers to access MySpace Mobile, allowing them to edit their own MySpace profiles, find and add friends, post photos and blogs and send and receive MySpace messages while on the move.

MySpace Mobile will be pre-loaded on future, selected Vodafone handsets to offer customers an ‘out of the box’ experience, and available for download from Vodafone live!.

“This partnership brings together the world’s number one lifestyle portal and the world’s leading mobile operator,” said Colin Digiaro, Senior Vice President, Corporate Development, International, MySpace.  “Millions of people use MySpace as their primary means of communicating with family and friends, so it’s vital we make this available on the move.  Whether it’s adding new friends, sending messages, or uploading photos, the ability to access MySpace functionality from your mobile adds a new dimension to the experience.”

“Today’s announcement is a great example of Vodafone empowering its customers with new, internet-based services on their Vodafone live!  handsets, helping people make the most of their time,” said Frank H. Rövekamp, Global Chief Marketing Officer, Vodafone. “Teaming up with the world’s leading online community means that people can take the MySpace experience anywhere and enjoy it anytime.”

“The Vodafone partnership underscores Fox Interactive Media’s commitment to extending its network of websites to mobile devices on a global basis,” said John Smelzer, Senior Vice President and General Manager of Mobile for Fox Interactive Media.  “Our goal is to empower our audience to connect and interact with our sites whenever and wherever they choose, and we’re off to a great start with Vodafone.”

MySpace Mobile on Vodafone provides the most compelling MySpace features and functionality, translated for a rich, easy-to-use experience on a mobile. It also enables people to keep in touch via mobile with their MySpace friends on the web. The features include:

▪                 Upload and View Photos:  Select photos stored on the mobile and upload them to a MySpace profile, as well as view photos already uploaded on any MySpace profile.

▪                 Respond to Mail: Send messages to MySpace friends and read and reply to messages from a mobile or PC.

▪                 Manage Your Community of Friends: View and manage friend requests and perform basic friend searches.

▪                 Post Comments or Blog Entries: Update and comment on blogs throughout the day while on the move.

▪                 View Friends: View the friend list of any MySpace profile.

▪                 View Groups: View the group list of any MySpace profile.

-ends-

For more information, please contact:

MySpace:                Chris McCafferty / 07801 109 654 / cmccafferty@myspace.com

Vodafone:                Group Media Relations / 00 44 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world's leading international mobile telecommunications group with equity interests in 25 countries across 5 continents as at 31 December 2006, as well as 35 partner networks.  By the end of January, Vodafone announced it had over 200 million proportionate customers worldwide.  For further information, please visit www.vodafone.com

About MySpace:

MySpace, a unit of Fox Interactive Media Inc., is the premier lifestyle portal for connecting with friends, discovering popular culture, and making a positive impact on the world. By integrating web profiles, video, mobile communications, instant messaging and more, MySpace has created a global connected community with a wide array of communication choices. As the world's top-ranked web domain in terms of page views*, MySpace is the most widely-used and highly-regarded site of its kind. MySpace’s international network includes localized community sites in the United States, the United Kingdom, Japan, France, Germany, Australia, Italy, and Ireland.

*Among the top 2000 domains comScore Media Metrix, November 2006. For more information on comScore Networks, please go to www.comscore.com.

About Fox Interactive Media

A division of News Corp. (NYSE: NWS), Fox Interactive Media (FIM) offers a global, border-free online network that caters to consumers by giving them the platform and tools to express themselves, communicate with each other, and engage with the best music, TV, film, sports, information and more.  The company's worldwide network includes such category leaders as MySpace, IGN Entertainment, FOXSports.com, RottenTomatoes, AskMen, AmericanIdol.com and more that together comprise one of the largest and most engaged audiences on the Web.

*Among the top 2000 domains comScore Media Metrix, November 2006. For more information on comScore Networks, please go to www.comscore.com.

MySpace Mobile Features:

▪                Upload and View Photos

▪                MySpace Mobile allows Vodafone customers to select photos stored on their mobile device and upload them to their MySpace profile.  They can also view photos already uploaded on any MySpace profile.

▪                Respond to Mail

▪                Vodafone customers don’t have to wait to log on to a computer to read and reply to their MySpace messages. From their mobiles, they have the ability to send messages to their MySpace friends, read and reply to messages sent to them.

▪                Manage Your Community of Friends

▪                MySpace Mobile allows customers view and manage friend requests.  They can also perform basic friend searches giving users the opportunity to “click-to-add “friends into their network.  They simply locate a MySpace profile they wish to add as a friend, and then select to add this user as a friend.

▪                Post Comments or Blog Entries

▪                Update your blog live throughout the day by posting new entries on the move, or make comments to other users’ blogs or MySpace profile pages. To post a blog or comment, people simply view the appropriate section and click “Post” to create the entry. Users can save their work at any time, and any information entered will update both the mobile service and the online MySpace profile page.

▪                View Friends

▪                Customers have the ability to view the friend list of any MySpace profile. The friend list contains a text listing of the friends, which when selected would show the profile picture along with a link to that user’s MySpace page, and the ability to add the friend to your MySpace contact list for quick bookmarking.

8 February 2007

VODAFONE TO OFFER NEW EBAY MOBILE SERVICE

•      Leading e-commerce marketplace to be easily accessible to Vodafone customers

•      New mobile application ensures best customer experience on mobile

Vodafone is to offer the new eBay mobile service to customers, enabling them to keep up with their latest purchases, wherever they are and whenever they wish. The eBay application will be free to download1 on Vodafone live! or embedded on key customer Vodafone handsets. Launching in Italy initially, the new eBay mobile service will be available across Europe later this year.

The eBay mobile application, accessed directly from the customer’s handset, will include the ability to search and browse items, find deals, bid on items and buy fixed price products. The application will be embedded onto key consumer handsets from Vodafone in the future. Customers with compatible handsets will also be able to download the application from Vodafone live! The application will help consumers track their eBay activity in real time on their phone and will also ensure their mobile and web activity is synchronized.

“As we move closer to the convergence of web and mobile, it is essential that we can offer our customers, leading Internet based services, such as eBay, in an easily accessible way, “said Frank H. Rövekamp,  Global Chief Marketing Officer, Vodafone.  “There is a strong demand from eBay users to benefit from a mobile application where they don’t miss the end of auctions and bid back when they are outbid. Today’s announcement offers just that and gives Vodafone customers a great service and a clear advantage allowing them to make the most of their time.”

“We are thrilled to launch a new rich mobile experience for eBay with Vodafone,” said Henri Moissinac, Head of eBay Mobile.  “Working with Vodafone will help us build and deploy best-in-class mobile services for our users.”

-ends-

Note to Editors:

Vodafone will be the exclusive launch partner for the eBay mobile application in key European markets apart from the UK.

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world's leading international mobile telecommunications group with equity interests in 25 countries across 5 continents as at 31 December 2006, as well as 35 partner networks.  By the end of January, Vodafone announced it had over 200 million proportionate customers worldwide.  For further information, please visit www.vodafone.com

About eBay Inc.

Founded in 1995, eBay pioneers communities built on commerce, sustained by trust, and inspired by opportunity. eBay enables ecommerce on a local, national and international basis with an array of websites – including the eBay Marketplace, PayPal, Kijiji, Rent.com and Shopping.com – that bring together millions of buyers and sellers every day.

1Data charges may apply

VODAFONE UK AND ORANGE UK PROPOSE RADIO ACCESS NETWORK SHARE

08 Feb 2007. London. VODAFONE UK and ORANGE UK today announce their intention to share Radio Access Networks (RANs), delivering long-term benefits to customers.

The two companies have signed non-binding heads of terms outlining the principles of sharing their respective RANs. The proposal allows the two companies to:

•      Continue managing their own traffic independently

•      Retain full responsibility for the quality of service they offer their respective customers

•      Remain competitors in the UK mobile wholesale and retail markets

The project outlines plans for the two RANs to be combined over a number of years and covers both existing and new build of the companies’ 3G RANs.  For 2G, the heads of terms commits to exploring opportunities as technical solutions become available.

Bernard Ghillebaert, CEO of Orange UK, said: “This represents an important step in the evolution of the UK mobile market.  As the industry matures we must look at new ways to serve our customers and this provides a common sense approach to network roll out and management in the twenty-first century.”

Nick Read, CEO of Vodafone UK, adds: “This proposal is industry leading and will enable the two companies to remain vigorously competitive against each other and the market, while realising the proven benefits of network sharing, notably faster roll out of high speed mobile services in the future and the earlier introduction of innovative products.”

Shared efficiencies and reduced duplication

Long-term shared efficiencies are likely to be realised by jointly managing and maintaining the RANs, as well as the future roll out of RANs of both companies.  By combining the two RANs, the long-term intention is to reduce the total number of masts needed in the future to enable customers to use their mobile devices.  The combined RANs would therefore have a smaller environmental footprint.  From a business perspective, there will be reduced capital and operating expenditure arising from the fewer number of sites required.  These efficiencies will enable more investment in innovative products and services, benefiting customers.

Better mobile coverage for over 30 million* customers

Customers will benefit from the long-term improvements to coverage. The coverage of both operators would eventually be combined to offer improved and complementary coverage, particularly in rural areas.  As a result customers would be able to use their phones in more places across the UK.  RAN sharing will ensure that both companies remain committed to the faster roll out of high speed services.

Continued competition and differentiation in the UK mobile market

Competition between the two companies will be unchanged as the core network would remain within the control of each company, enabling each operator to continue offering differentiated products, services and prices within the UK market.  Some specific areas of coverage, such as corporate customer in-building coverage schemes, would remain outside the share and each company will remain free to add additional coverage for its sole use over and above the combined RAN.

Orange UK and Vodafone UK are currently in discussions regarding the appropriate vehicle within which to manage, maintain and build the radio access network for both companies.  The structure and terms of any agreement are expected to be determined in the coming months.  Vodafone UK’s Chief Technical Officer, Paul Wybrow, and, Orange UK’s VP of Business Support, Steve Aumayer, are to lead this process.

* combined total of Vodafone UK and Orange UK customers

- ends -

NOTES TO EDITORS

Principles of RAN sharing:  The form of network sharing proposed by the parties relates only to the radio access part of the network (the RAN).  The RAN includes mast, antenna, sites, site support cabinet and power supply as well as antennae, combiners and transmission links, Nodes B (3G), BTS (2G) and the radio network controllers which are linked to the core network.  The latest developments in technology mean that base stations can now be configured to transmit more than one operator’s signal, which leaves each operator free to determine its own service offering using its own spectrum.

About Orange UK

As at the end of December 2006, Orange UK had over 17 million customers (15.3 million active mobile customers and over 2 million internet customers). Orange is a key brand of the France Telecom Group, providing mobile, broadband, fixed, business and entertainment services across Europe. It is one of the world’s leading telecommunications operators with more than 153 million customers on five continents.

About Vodafone UK

Vodafone UK has 16.9 million customers and is part of the world’s largest mobile community offering a wide range of voice and data communications. The company is committed to providing mobile solutions that allow both consumer and business customers to make the most of now. For more information, please visit www.vodafone.co.uk.

For more information please contact:

Stuart Jackson / Scott Jacobson, Orange UK Media Relations, +44 870 373 1500

Libby Pritchard / Samantha Botting, Vodafone Group Media Relations, 01635 664444

CAUTIONARY STATEMENT

This press release contains “forward-looking statements” with respect to Vodafone’s anticipated benefits from the heads of terms signed with Orange UK in relation to sharing Radio Access Networks (RANs), including in particular statements with respect to faster introduction of new products and services, expected reductions in capital and operating expenditures and customer benefits from increased coverage. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.  These factors include, but are not limited to:  failure to reach a final agreement or to implement RAN-sharing measures; changes in the scope of RAN-sharing; changes affecting the expected reductions in capital and operating expenditures; delays in introducing new products and services; changes in the Group’s ability to provide expanded coverage to customers; and changes in any other factors described under “Cautionary Statement Regarding Forward-Looking Statements” in the Group’s Annual Report for the financial year ended 31 March 2006. Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Trends and Outlook—Risk Factors” in the Group’s Annual Report for the financial year ended 31 March 2006.  All subsequent written or oral forward-looking statements attributable to Vodafone or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.  No assurances can be given that the forward-looking statements in this document will be realised.  Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

VODAFONE ANNOUNCES AGREEMENT TO LAUNCH YOUTUBE MOBILE

•      Enables easy access and usability on the move

•      Customers to access new videos daily, upload content, forward recommendations to friends

Newbury, 9 February 2007 Vodafone, today announced an agreement with YouTube to offer Vodafone customers a YouTube experience on their mobile phones.

Launching in the UK initially, the agreement is expected to offer Vodafone customers in key markets across Europe the chance to access a version of the popular YouTube service directly from Vodafone live!

As part of the service, YouTube will provide a daily selection of new videos providing Vodafone customers with the entertaining experience they’ve come to expect from YouTube.    Customers can forward links for their favourite videos to friends and family, upload their own content from their mobile phones and search across multiple categories.

“People want to view and share favourite YouTube videos seamlessly wherever and whenever they want," said Steve Chen, Co-Founder and Chief Technology Officer for YouTube.  “Partnering with Vodafone will accelerate those efforts to serve our loyal YouTube users as well as allow new mobile audiences to enjoy YouTube.”

“Today’s announcement with YouTube further expands the range of Internet services we’re bringing to the mobile, introducing a seamless experience that allows customers to engage with user generated content on the move,” said Frank H. Rövekamp, Global Chief Marketing Officer, Vodafone. "Through attracting the most popular internet brands onto Vodafone mobile devices we will continue to ensure our customers can access and share the best entertainment anytime and anywhere."

Vodafone and YouTube will continue to explore ways to enhance this offering and cooperate closely in the coming months.

- ends -

About Vodafone

Vodafone is the world's leading international mobile telecommunications group with equity interests in 25 countries across 5 continents as at 31 December 2006, as well as 35 partner networks.  By the end of January, Vodafone announced it had over 200 million proportionate customers worldwide.  For further information, please visit www.vodafone.com

For Further Information

Vodafone Group Media Relations

+44 1635 664444

YouTube

Emily Scherberth

Allison & Partners for YouTube

press@youtube.com

© Vodafone Group 2007. VODAFONE, the Vodafone logos and Vodafone live!, are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

12 February 2007

VODAFONE LIVE! TO OFFER GOOGLE™ MAPS FOR MOBILE ALONGSIDE GOOGLE SEARCH

Vodafone and Google intend to develop a location-based version of Google Maps for mobile to add to the growing portfolio of internet-based services that are enhancing the mobile experience for Vodafone customers.

Google Maps for mobile, a downloadable java application, is expected to offer customers in selected markets easy-to-use maps and local listings, as well as local search and navigation capabilities. Customers will be able to enjoy unlimited use of Google Maps for mobile, subject to Vodafone data tariffs.

Google and Vodafone are working together to ensure the service provides customers on selected handsets with an automatic user-location capability.

Today’s announcement is another example of how Vodafone is working to bring a suite of the most popular brands and services from the internet to the mobile phone. By integrating Google Maps for mobile into its services, Vodafone intends to offer customers a powerful tool to help them find local services wherever they are.

“Vodafone sees Google Maps as a new milestone in the relationship that both companies are developing. It is a prime example of how Vodafone, through its location service and distribution scale, can complement Google's products and unlock mass-market access to exciting services,” said Frank Rovekamp, Global Chief Marketing Officer of Vodafone.

“Our goal as a company is to help people find information they're looking for, so giving Vodafone customers the chance to find out where they are going while on the move is a very important step. Google Maps for mobile gives people an easy way of finding directions via a mobile phone. I am delighted that Vodafone intends to offer it to their customers. It is one example of how our two companies are working together on technology that helps people manage information online and on the go,” said Nikesh Arora, Vice President, EMEA Operations, Google.

The announcement comes as Vodafone introduces functionality in various markets to enable its customers to search for and find information they are looking for while on the move, with the integration of Google search technology into its mobile service.

The search service launched in Hungary in December 2006 and is aimed to be rolled out in other key European markets throughout the rest of the year.

Forming part of Vodafone’s multimedia portal Vodafone live!, search technology from Google will enable customers to access both on-portal and off-portal sites in the wider mobile internet.

The integration of Google technology also means an enhanced internet experience, making off-portal pages more accessible and relevant for handset screen sizes. Customers will therefore only be presented with services, such as games, that are compatible with their handsets.

- ends -

About Vodafone

Vodafone is the world's leading international mobile telecommunications group with equity interests in 25 countries across 5 continents as at 31 December 2006, as well as 35 partner networks.  By the end of January, Vodafone announced it had over 200 million proportionate customers worldwide.  For further information, please visit www.vodafone.com

For Further Information

Vodafone Group Media Relations

+44 1635 664444

© Vodafone Group 2007. VODAFONE, the Vodafone logos and Vodafone live!, are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

12 February 2007

VODAFONE AND CITIGROUP ANNOUNCE WORLDWIDE MOBILE FINANCIAL REMITTANCE VENTURE

Vodafone and Citigroup Corporate and Investment Banking’s Global Transaction Services business today announce their plan to launch a Vodafone-branded mobile-based international money transfer service targeting the global remittance market worldwide.  The new service will provide senders and receivers of money with a superior method for sending money home that is convenient, cost-effective, secure, transparent, and easy to use.

This initiative couples Vodafone’s global reach, brand recognition and operational mobile money transfer service with Citigroup’s worldwide network, unrivalled international payments capabilities and existing global remittance solution.  It builds upon Vodafone’s recent successful pilot of the M-PESA mobile money transfer service by its affiliate in Kenya, Safaricom.

It is anticipated that Vodafone customers in the United Kingdom will have the first opportunity to use the service to send money to Kenya on a trial basis and both parties plan to launch commercially, with a focus on Eastern European and Asian markets, such as Poland and India, in the near future.

Uniquely, the product being developed will allow the remitter and the beneficiary to choose from a range of options as to how the money is sent and received.  The sender can initiate the transfer using either a mobile phone or a secure Internet website to give instructions on where to send the funds.  The funds will be able to be received in a bank or through the receiver’s mobile phone in the form of a voucher and secure PIN that will enable the receiver to redeem the cash at a wide range of outlets, typically the airtime distribution points operated by the in-country mobile network service provider.  For these latter services, the beneficiary of funds does not need to have a bank account, will have a wide range of locations to collect the funds and only has to be in the possession of a mobile phone that can receive an SMS on any mobile network.

Enabling money to be transferred internationally from person to person using mobile technology is set to greatly assist the flow of funds from migrant workers back to their families.  Migrant remittance is an important source of income in many developing countries - indeed the United Nations estimates that it involves some 191 million migrants and the World Bank estimates it has a total annual worldwide value of USD268 billion.  For some individual recipient countries remittances can be as high as a third of GDP.

Alan Harper, Director for Group Strategy and New Business, at Vodafone said: “This agreement with Citigroup has the potential to create a step change in global remittance services and one in which the mobile service provider plays a central role.  Vodafone’s international brand recognition and our successful trial of M-PESA in Kenya combined with Citigroup’s global remittance service and international financial reach, enables us to offer an extremely competitive product compared to conventional remittance solutions available today.”

Michael Joseph, CEO of Safaricom in Kenya said: “Safaricom and Vodafone’s M-PESA mobile money transfer service is an example of Africa leading the world in the advancement of mobile technology and its uses.  In Kenya, we have been testing the response to mobile-based payments services and we believe that there is a great deal to be gained for the consumer as well as for mobile and financial sector companies.  This opportunity with Vodafone and Citigroup to extend the offering to support international remittances can benefit not only Kenyans, but also the greater population of migrant workers across the world.”

Francesco Vanni d'Archirafi, Region Head of Citigroup Global Transaction Services for Europe, Middle East and Africa and Chairman of Citibank Europe plc, said: "The combination of Vodafone's international mobile network and Citigroup's global footprint will create a solution that will benefit communities that use money transfer services worldwide.  We are proud to be using our global distribution network and cross-border payment capabilities to provide migrant workers with a cheaper and more secure way of sending money."

- ends -

For further information:
For Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

For Citigroup:
Jeanette Volpi, Media Relations
Tel: + 44 (0) 207 986 2809
Email: jeanette.volpi@citigroup.com

About Vodafone

Vodafone is the world's leading international mobile telecommunications group with equity interests in 25 countries across 5 continents as at 31 December 2006, as well as 35 partner networks.  Vodafone announced it had over 200 million proportionate customers worldwide at the end of January 2007.  For further information, please visit www.vodafone.com

About Citigroup Corporate and Investment Banking

Citigroup Corporate and Investment Banking is the most complete financial partner to corporations, financial institutions, institutional investors and governments in the world.  As a global leader in banking, capital markets, and transaction services, with a presence in many countries dating back more than 100 years, Citigroup Corporate and Investment Banking enables clients to achieve their strategic financial objectives by providing them with cutting-edge ideas, best-in-class products and solutions, and unparalleled access to capital and liquidity.

About Citigroup

Citigroup (NYSE: C), the leading global financial services company has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management.  Major brand names under Citigroup's trademark red umbrella include Citibank, CitiFinancial, Primerica, Smith Barney and Banamex.  Additional information may be found at www.citigroup.com

About Safaricom

SAFARICOM LTD is the leading provider of communications services in Kenya, offering cellular network access and business solutions. SAFARICOM LTD was formed in 1997 and in May 2000, Vodafone group Plc acquired a stake and management responsibility for the company. The Company has since emerged as one of the fastest growing companies in Kenya.  The Company is still aggressively expanding the market network throughout the country and developing strategic business relationships with leading global telecommunication players which help in ensuring that Safaricom has access to the world’s latest technology to maintain its market leadership.

About M-PESA

Vodafone’s M-PESA, a mobile financial remittance product which allows users to send credit, which can be redeemed as cash at specified outlets, is already operational in Kenya, and Vodafone is currently beginning a cross-border trial between the UK and Kenya. In addition, the M-PESA product is also being trialled in Afghanistan.  M-PESA was initially developed using part funding from the UK Government Department for International Development (DFID) under the Financial Deepening Challenge Fund Initiative.

About the Global Remittance Industry

According to the World Bank, recorded remittances sent home by migrants from developing countries are expected to reach $199 billion in 2006, up from $188 billion in 2005, and more than double the level in 2001.  Worldwide flows of remittances, including those to high-income countries, are estimated to have to grown to $268 billion in 2006.

In the World Bank report: “General Principles for International Remittance Services”, March 2006, the report states in the Introduction and Executive Summary:

“The flow of funds from migrant workers back to their families in their home country is an important source of income in many developing economies. The recipients often depend on remittances to cover day-to-day living expenses, to provide a cushion against emergencies or, in some cases, as funds for making small investments.

“For some individual recipient countries, remittances can be as high as a third of GDP. Remittances also now account for about a third of total global external finance; moreover, the flow of remittances seems to be significantly more stable than that of other forms of external finance.

“However, remittances can be expensive relative to the often low incomes of migrant workers and to the rather small amounts sent (typically no more than a few hundred dollars or its equivalent at a time). Also, it may not be easy for migrants to access remittance services if they do not speak the local language or do not have the necessary documentation, while the relatively undeveloped financial infrastructure in some countries may make it difficult for recipients to collect the remittances. In some cases, the services are unreliable, particularly concerning the time taken for the funds to be transferred.”

13 February 2007

VODAFONE SIGNS HANDSET PROCUREMENT AGREEMENT WITH CHINA’S ZTE

Vodafone Group and ZTE Corporation announced today a handset procurement agreement which will see the Chinese company produce a range of Vodafone-only branded, ultra-low cost handsets for sale across Vodafone’s Markets.

The handsets will only carry the Vodafone name, adding to the range of devices which Vodafone offers branded in this way for the consumer market, and marks the continuation of Vodafone’s Original Design Manufacturer strategy, which is intended to bring to market high-quality and low-cost devices under the Vodafone name.

Vodafone anticipates offering the first Vodafone-branded, ZTE-manufactured handset, a 2G ultra-low cost device, created particularly for sale in Emerging Markets, in the second quarter of 2007.

Jens Schulte-Bockum, Vodafone’s Global Director of Terminals said: “Vodafone’s Original Design Manufacturer strategy is intended to use Vodafone’s size and purchasing power to engage with the best white label handset makers and then use the power of the Vodafone brand to bring their products to market. We are pleased that we have signed this agreement with ZTE which will build on their experience in emerging markets to create for us an ultra-low cost handset as the first of a range of products we seek to develop with them.”

He Shiyou, senior vice president of ZTE added: “This agreement with one of the world’s largest mobile operators is a breakthrough for us and highlights ZTE’s ability to develop handsets according to European Operators’ requirements and standards. Vodafone’s requirements include world class design and quality standards combined with competitive cost structures. The signing of this agreement has demonstrated ZTE’s capability and commitment to fulfil these requirements and deliver volumes meeting the needs of a world class operator.”

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

ZTE

Lyle Closs, AxiCom UK
Direct: +44 (0)20 8392 4053 Mobile: +44 (0)7720 406 383
Email: lyle.closs@axicom.com Web: www.axicom.com

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com

About ZTE

ZTE is a leading global provider of telecommunications equipment and network solutions.  The ZTE product range is the most complete in the world - covering virtually every sector of the wire-line, wireless, and handset markets. The company delivers innovative, custom-made products and services to customers in more than 100 countries, helping them achieve continued revenue growth and shape the future of the world’s communications. ZTE commits around 10 percent of annual turnover to research and development and takes a leading role in a wide range of international bodies developing emerging telecoms standards. It is the fastest-growing telecoms equipment company in the world and is China’s only listed telecoms manufacturer, with shares publicly traded on both the Hong Kong and Shenzhen Stock Exchanges.  ZTE was the only Chinese IT and telecoms manufacturer listed in BusinessWeek’s 2005 Information Technology 100 and was included in its 2006 ranking of ’China’s Top 20 Brands’. www.zte.com.cn

13 February 2007

SAFARICOM & VODAFONE LAUNCH M-PESA, A NEW MOBILE PAYMENT SERVICE

Safaricom, the leading mobile communications provider in Kenya, is pleased to announce the launch of M-PESA, an innovative new mobile payment solution that enables customers to complete simple financial transactions by mobile phone.  M-PESA has been developed by Vodafone, the world’s leading mobile telecommunications group, with the pilot in Kenya operated by Safaricom.

M-PESA is aimed at mobile customers who do not have a bank account, typically because they do not have access to a bank or because they do not have sufficient income to justify a bank account.  All they need to do is register at an authorised M-PESA Agent by providing their Safaricom mobile number and their identification card.  Once registered, customers can:

•      Put money into their account by depositing cash at a local Agent

•      Send money to other mobile phone users by SMS instruction, even if they are not Safaricom subscribers.

•      Withdraw cash at local a Agent

•      Buy Safaricom airtime for themselves or other subscribers

Only Safaricom subscribers can send M-PESA, but anyone who can receive an sms can receive money by M-PESA.  Customers do not need to have a bank account to benefit from M-PESA services.

Cash is paid into M-PESA and withdrawn at M-PESA Agent outlets.  These outlets are typically local Safaricom Dealers, but can also be other kinds of retailer such as petrol stations, supermarkets and local shops.  There is currently a large network of M-PESA Agents across Kenya who have been trained to use the service.  It is planned to grow this network significantly in the coming months.

The M-PESA service was originally created as a pilot funded jointly by Vodafone and the UK Department for International Development [DFID] Financial Deepening Challenge Fund.  The pilot ran for over 6 months in Kenya from October 2005 in partnership with Faulu Kenya, a local Microfinance Institution.

Michael Joseph, CEO of Safaricom, said: “Safaricom and Vodafone’s M-PESA mobile money transfer service is an example of Kenya leading the way in the advancement of mobile technology and its uses.  Following the very positive response by consumers to the pilot, we believe that there is a great deal to be gained for Kenyan consumers as well as for mobile and financial sector companies”.

Gavin Darby, CEO Non European Affiliates at Vodafone, added: “Now we have officially launched M-PESA in Kenya, we look forward to taking the service international. Our announcement yesterday of Vodafone’s international money remittance venture with Citigroup to assist migrant workers send money home conveniently and safely using mobile technology, would not be possible without the Kenya trials which have led to the successful launch of M-PESA.”

- ends -

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

About Safaricom

SAFARICOM LTD is the leading provider of communications services in Kenya, offering cellular network access and business solutions. SAFARICOM LTD was formed in 1997 and in May 2000, Vodafone group Plc acquired a stake and management responsibility for the company. The Company has since emerged as one of the fastest growing companies in Kenya.  The Company is still aggressively expanding the market network throughout the country and developing strategic business relationships with leading global telecommunication players which help in ensuring that Safaricom has access to the world’s latest technology to maintain its market leadership.

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com

13 February 2007

VODAFONE AND YAHOO! TO EXTEND THEIR PARTNERSHIP IN EUROPE

Partners to forge closer ties to create a seamless communications experience between the PC and mobile

Vodafone and Yahoo! have agreed to extend their partnership to bring their instant messaging services to both the mobile phone and PC, providing customers with a seamless mobile Internet communications experience.

The integrated communications services will be based on a co-branded application that can work on both PCs and mobile devices. As a result, customers will be able to send messages from PC to mobile and vice versa, while enjoying the benefits of easy access to their contacts and friends.

The new service means that customers will be able to use the address book functionality  to see whether their friends are online and exchange messages when these friends are either on their PC or mobile devices.

“Vodafone announced last year that we would seek to bring the PC and mobile worlds together for our customers, offering them the best of Internet communications on the mobile,” said Frank H Rövekamp, Global Chief Marketing Officer, Vodafone.  “The partnership of two of the biggest names from the worlds of mobile and Internet is going to greatly accelerate the speed at which customers will receive a seamless communications experience between their PCs and mobiles.”

“This partnership is significant as mobile phones play an important role in how customers communicate and stay connected to their Internet community,” said Marco Boerries, Senior Vice President, Connected Life, Yahoo!. “The combined expertise of Vodafone and Yahoo! means that we will be able to deliver an exciting and relevant experience to consumers across both their mobile and PC.”

Vodafone and Yahoo! intend to further develop their partnership by exploring the creation of next generation communication services. The companies first established their partnership in November 2006 when Vodafone named Yahoo! their exclusive display advertising partner in the UK.  Together the companies are creating an innovative mobile advertising business to enhance the customer experience on mobile phones while providing both companies with a new revenue stream.

-ends-

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com

About Yahoo!

Yahoo! Inc. is a leading global Internet brand and one of the most trafficked Internet destinations worldwide. Yahoo!'s mission is to connect people to their passions, their communities, and the world's knowledge. Yahoo! is headquartered in Sunnyvale, California.

# # #

Yahoo! and the Yahoo! logo are trademarks and/or registered trademarks of Yahoo! Inc. All other names are trademarks and/or registered trademarks of their respective owners.

For Further Information

Vodafone Group Media Relations

Tel:  + 44 1635 664444

Media contacts:

Yahoo! Inc.

Nicole Leverich

Tel:  +1 408-349-5583

nicolewl@yahoo-inc.com

MICROSOFT AND VODAFONE TO LAUNCH ENHANCED INSTANT MESSAGING SERVICE FOR PC AND MOBILE USE

Barcelona, 13 February 2007: Vodafone and Microsoft today announced they are working together to deliver an enhanced co-branded and seamless Instant Messaging (IM) service that can be accessed from both the PC and mobile phone. The world’s biggest IM community and biggest Mobile Messaging community will together provide a next generation messaging service based on the Windows Live Messenger platform.

The new IM service will provide millions of customers with enhanced IM communication opportunities and will be launched in select European markets later this year.

The new service means that customers will be able to use the address book functionality and see the “presence” of their Messenger contacts and exchange messages when these contacts are either on their PC or mobile devices.

The co-branded Instant Messenger experience will be available on a wide range of Vodafone consumer handsets, including those on the Windows Mobile platform, bringing together customers of other Mobile Network Operator IM networks, consistent with last year’s 3GSM announcement (June 2006) on Personal IM .

“Microsoft - through our Windows Live communication platform - and Vodafone are working together to enhance messaging between mobile phones and PCs, ultimately delivering a richer experience to customers,” said Brian Arbogast, corporate vice president of the Windows Live Developer and Communications Platform group at Microsoft Corp. “By way of this launch, we are expanding our customers’ ability to make smart communication choices and connect instantly via IM to the people they care about most whether they are on their phone or on their PC.”

“We have brought together two of the world’s largest messaging communities with a co-branded seamless PC-to-mobile instant messaging service. Vodafone customers will be able to communicate whenever and wherever they want, using IM and its additional service benefits, make the most of their time with mobile and PC, and friends and family,” said Frank H Rövekamp, Global Chief Marketing Officer for Vodafone Group.

He continued: “IM is a growing part of the increasingly important mobile messaging market. By bringing our collective customers together, we’ll deliver more options about how to stay in touch when messaging.”

In June 2005, Vodafone and Microsoft announced the signing of a strategic alliance agreement involving the interconnection of existing instant messaging services from both companies. Today’s announcement is of a new, co-branded and converged instant messaging offering and underscores Vodafone and Microsoft’s commitment to collaborating to provide services that are even more innovative by accelerating the convergence of telecommunications services, information technology and multimedia.

-ends-

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com

About MSN and Windows Live

MSN attracts more than 465 million unique users worldwide per month. With localized versions available globally in 42 markets and 21 languages, MSN is a world leader in delivering compelling programmed content experiences to consumers and online advertising opportunities to businesses worldwide. Windows Live, a new set of personal Internet services and software, is designed to bring together in one place all the relationships, information and interests people care about most, with enhanced safety and security features across their PC, devices and the Web. MSN and Windows Live will be offered alongside each other as complementary services. Some Windows Live services entered an early beta phase on Nov. 1, 2005; these and future beta updates can be found at http://ideas.live.com. MSN is located on the Web at http://www.msn.com. MSN worldwide sites are located at http://www.msn.com/worldwide.ashx

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

#########

Microsoft and MSN are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.

VODAFONE, Vodafone Messenger and Vodafone logos are trademarks of the Vodafone Group. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 February 2007

Number of ordinary shares transferred:	203,317

Highest transfer price per share:	149p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,257,010,767 of its ordinary shares in treasury and has 52,805,028,112 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 February 2007

Number of ordinary shares transferred:	884,219

Highest transfer price per share:	149p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,256,126,548 of its ordinary shares in treasury and has 52,807,825,614 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 February 2007

Number of ordinary shares transferred:	598,054

Highest transfer price per share:	150.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,255,528,494 of its ordinary shares in treasury and has 52,808,794,571 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 5 February 2007 by Computershare Investor Services PLC that on 2 February 2007 the following directors and persons discharging managerial responsibilities acquired an interest in the following number of shares of US$0.11 3/7 each in the Company, through their participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 149.066p:

Lord Broers*	290
Mr A P Harper	9,024

* Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985 and Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 7 February 2007 by Mourant ECS Trustees Limited that on 2 February 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 148p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Nigel Halford*	168
Paul Michael Donovan	168
Alan Paul Harper	168
Terry Dean Kramer	61
Simon David Lewis	115
Stephen Roy Scott	168

* Denotes Main Board Director

Philip Howie
Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 February 2007

Number of ordinary shares transferred:	160,458

Highest transfer price per share:	148.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,255,368,036 of its ordinary shares in treasury and has 52,809,227,836 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985 and Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 7 February 2007 by Natwest ISA and PEP office that on 7 February 2007, the following persons discharging managerial responsibility , acquired an interest in the following number of shares  of US$0.11 3/7 each through their participation in a Dividend Reinvestment Plan, for which each share was valued at 149.137p.

Alan Paul Harper	50
Stephen Roy Scott	52

S R Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 February 2007

Number of ordinary shares transferred:	1,447,225

Highest transfer price per share:	149p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,253,920,811 of its ordinary shares in treasury and has 52,811,851,448 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985 and Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 8 February 2007 by HBOS Employee Equity Solutions that on 2 February 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company through their participation in a Dividend Reinvestment Plan, for which each share was valued at 148p:

Andrew Nigel Halford*	540
Arun Sarin*	4
Paul Michael Donovan	497
Alan Paul Harper	4
Simon David Lewis	42
Stephen Roy Scott	4

* Director of the Company

S R Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 February 2007

Number of ordinary shares transferred:	1,286,457

Highest transfer price per share:	150.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,252,634,354 of its ordinary shares in treasury and has 52,813,759,525 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 February 2007

Number of ordinary shares transferred:	269,380

Highest transfer price per share:	150.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,252,364,974 of its ordinary shares in treasury and has 52,814,778,336 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc ("the Company")

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that on 13 February 2007, Terry Dean Kramer, a person discharging managerial responsibility, was granted an option over 350,024 ordinary shares of US$0.11 3/7  each in the Company in accordance with the Vodafone Global Incentive Plan and with the Company’s policy on long-term incentives that has been approved by shareholders.  The option will be exercisable at a price of 151.25p which is the London Stock Exchange closing price per share on 12 February 2007.

The option will be exercisable subject to continued employment with the Vodafone Group and the satisfaction of a performance condition approved by the Remuneration Committee.  The performance conditions is that compound growth in adjusted earnings per share over the three-year performance period must exceed at least 5% per annum.  If the compound growth is 5% per annum, 25% of the option will vest rising to full vesting if compound growth is 10% per annum.  In the event that full vesting is not achieved after three years, the option will lapse.  The option is normally exercisable at any time between 3 and 10 years from the date of grant.

S R Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 February 2007

Number of ordinary shares transferred:	1,623,968

Highest transfer price per share:	151.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,250,741,006 of its ordinary shares in treasury and has 52,819,866,908 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 February 2007

Number of ordinary shares transferred:	629,508

Highest transfer price per share:	151.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,250,111,498 of its ordinary shares in treasury and has 52,821,346,664 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985 and Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 February 2007 by HBOS Employee Equity Solutions that on 12 February 2007 the following director and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 151p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	166
Paul Michael Donovan	166
Alan Paul Harper	166
Terry Dean Kramer	166
Stephen Roy Scott	164

* Denotes Director of the Company

Philip Howie
Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 February 2007

Number of ordinary shares transferred:	435,843

Highest transfer price per share:	150.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,249,675,655 of its ordinary shares in treasury and has 52,822,220,469 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Vodafone Group Plc

2. Reason for the notification (please state Yes/No): (   N/A – See additional information )

An acquisition or disposal of voting rights: (    )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )

Other (please specify) : (    )

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or  reached if different) (v):

N/A

6. Date on which issuer notified:

16 February 2007

7. Threshold(s) that is/are crossed or reached:

Above 3% (L&G)

8. Notified details:

……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)

Ordinary U.S.$0.11 3/7	2,084,891,867 = 3.05% (Under Section 198 on 18/07/03)	2,084,891,867 = 3.05% (Under Section 198 on 18/07/03)

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary U.S.$0.11 3/7	2,051,748,302	2,051,748,302		3.88

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

2,051,748,302	3.88

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (2,051,748,302 – 3.88% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Using the total voting rights figure of 52,819,866,908

First notification under DTR Sourcebook

14. Contact name:

Helen Lewis

15. Contact telephone number:

020 7528 6742

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Legal & General Group Plc

Contact address (registered office for legal entities):

Temple Court, 11 Queen Victoria Street, London EC4N 4TP

Phone number:

020 7528 6742

Other useful information (at least legal representative for legal persons):

Gayle Little

B: Identity of the notifier, if applicable (xvii)

Full name:

Helen Lewis

Contact address:

Bucklersbury House, 3 Queen Victoria Street, London EC4N 8NH

Phone number:

020 7528 6742

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Investment Advisor

C: Additional information :

First notification under DTR Sourcebook

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 February 2007

Number of ordinary shares transferred:	358,275

Highest transfer price per share:	151p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,249,317,380 of its ordinary shares in treasury and has 52,823,092,674 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 February 2007

Number of ordinary shares transferred:	661,533

Highest transfer price per share:	150.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,248,655,847 of its ordinary shares in treasury and has 52,832,199,999 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 February 2007

Number of ordinary shares transferred:	461,538

Highest transfer price per share:	150.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,248,194,309 of its ordinary shares in treasury and has 52,832,872,744 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 February 2007

Number of ordinary shares transferred:	309,508

Highest transfer price per share:	147p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,247,884,801 of its ordinary shares in treasury and has 58,081,249,149 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 52,833,364,348 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,833,364,348.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 19, 2007	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary